Exhibit 99.1

FOR IMMEDIATE RELEASE

Fincera Reports 2015 Second Quarter and Six Month Financial Results

Company Ceases Initiating New Truck Leases as Business Focus

Continues Shift toward Internet-based Businesses

Shijiazhuang, Hebei Province, China – September 30, 2015 – Fincera Inc. (“Fincera” or the “Company”) (OTCQB: AUTCF), a leading provider of web-based financing and ecommerce services for China’s transportation and automobile industries, today reported financial results for the second quarter and six months ended June 30, 2015.

Q2 2015 Operational Highlights

•	The Company’s legacy truck leasing business ceased initiating new leases in August 2015 as it is now focusing on developing its Internet-based business segment, which was launched in November 2014. The Company expects to continue servicing and collecting payments on existing commercial vehicle leases until all obligations related to the individual leases are met.
•	The Company’s electronic payments platform CeraPay was used to make payment transactions totaling over RMB741 million during the month of June 2015. The online marketplace lending platform CeraVest has originated over RMB1 billion in loans since its launch in November 2014 and had a loan portfolio of approximately RMB897 million at June 30, 2015.

Q2 2015 Financial Highlights (comparisons are year over year)

•	Total revenues of $76.5 million, compared to $253.2 million, as a result of the decrease in commercial vehicle leases initiated during the period
•	Gross profit of $21.4 million, or 28.0% of total revenues, compared to $24.7 million, or 9.7% of total revenues
•	Net income of $3.0 million, or $0.12 per diluted share, compared to $4.4 million, or $0.18 per diluted share
•	Adjusted EBITDA of $11.1 million, compared to $13.5 million

Six Months 2015 Financial Highlights (comparisons are year over year)

•	Total revenues of $147.7 million, compared to $411.6 million, as a result of the decrease in commercial vehicle leases initiated during the period
•	Gross profit of $40.8 million, or 27.6% of total revenues, compared to $44.4 million, or 10.8% of total revenues
•	Net income of $5.7 million, or $0.23 per diluted share, a 215.4% increase from $1.8 million, or $0.08 per diluted share, primarily as a result of the one-time litigation expenses incurred to settle the SEC lawsuit in the first quarter of 2014
•	Adjusted EBITDA of $21.1 million, compared to $22.2 million

Management Comments

Mr. Yong Hui Li, Chairman and CEO of Fincera, stated, “In recent years, China’s economy has seen a dramatic shift from manufacturing and industrials to one that is increasingly reliant on spending by its emerging middle class. Fincera’s roots were originally founded upon a growing commercial vehicle industry, and as China’s economy has evolved, so too has our Company. Our management team has experience in successfully transitioning business models as evidenced by our Company’s shift several years ago from an auto dealership business to the commercial vehicle leasing and support business. We continue to see a strong opportunity where we can leverage our experience in the transportation industry and our extensive store network in the development of our new Internet-based businesses. CeraPay and CeraVest, the financial products we launched in late 2014, have seen continuous growth since their launches. We believe these new businesses present a significant opportunity for our Company as we continue to explore other ways in which we can help to fulfill the financing needs of individuals and small businesses throughout China.”

Mr. Li continued, “Though we have ceased initiating new commercial vehicle leases as of August 2015, we will continue to serve our customers with existing leases until the terms of the individual leases are satisfied. We are excited and optimistic about Fincera’s future as we work to better serve our customers with new products like CeraPay and CeraVest. We aim to be a partner to our customers, helping them grow their businesses by increasing productivity and convenience. As we move forward, we will continue to explore ways in which we can improve on this goal with new and innovative initiatives.”

Fincera Inc.	Page 2
September 30, 2015

Internet-based Business for the Transportation Industry

From its inception in November 2014 through June 30, 2015, the Company’s small business lending platform CeraVest (https://www.qingyidai.com/) has originated over RMB1 billion in loans. CeraVest had a loan portfolio of approximately RMB897 million at June 30, 2015. Fincera created CeraVest as an online lending marketplace that provides short-term operating capital for small businesses in the transportation industry. CeraVest is also a platform through which Fincera can originate loans and then sell these loans to the public. Currently, individuals may invest on the CeraVest platform and earn an annual interest rate of approximately 8.6%. Fincera earns origination fees on CeraVest loans.

Also launched in November 2014, the Company’s electronic payments platform CeraPay (https://www.dianfubao.com/) was used to make payment transactions totaling over RMB741 million during the month of June 2015. Fincera developed CeraPay as a convenient platform through which customers could make electronic payments and the Company could make credit advances to its customers, allowing customers to pay for their everyday truck-operating needs at participating merchants within the CeraPay network. Fincera earns transaction fees through its CeraPay platform. The CeraPay network had over 22,000 active users (individuals and merchants) during the month of June. The Company continues to actively market CeraPay to potential customers and merchants in the transportation industry in an effort to increase the user base.

Fincera’s Internet-based business segment generated revenues of $7.9 million in the second quarter ended June 30, 2015, and $11.6 million in the six months ended June 30, 2015. This business did not exist in the prior-year periods.

Legacy Truck Leasing Business

The Company leased 1,227 commercial vehicles in the second quarter of 2015, compared to 4,617 in the prior-year period. The year-over-year decrease in commercial vehicle leases initiated was largely due to the Company’s shift in business focus to its Internet-based businesses. Of the 1,227 vehicles leased, 347 trucks were leased through Fincera’s store network, and 880 were leased through peer stores. At June 30, 2015, the Company had 19,500 leased vehicles under its sales-type leasing program.

The Company repossessed 193 vehicles whose lessees had defaulted on installment payments, sold 131 repossessed vehicles (repossessed in the quarter or in prior periods), and recognized 5 lost vehicles during the quarter ended June 30, 2015. In comparison, there were 100 vehicles repossessed, 77 vehicles sold and 20 lost vehicles recorded in the quarter ended June 30, 2014.

Asset Securitization

During the 2015 second quarter, the Company completed a landmark securitization of approximately $101.8 million of its legacy truck leases pursuant to the China Securities Regulatory Commission 2014 announcement No. 49 regarding asset securitizations. The securitization, for which BDO China provided an opinion letter, resulted in the creation of bonds with credit ratings of AA to AAA, bearing interest at rates ranging from 6.8% to 7.9% per annum with approximately a 30-month term. The bonds are tradable on the Shanghai Stock Exchange Integrated Electronic Platform for Fixed-income Securities. The securitization resulted in a cost-effective method of financing for the Company and demonstrates strong investor confidence in the Company’s legacy truck-leasing receivables.

Specialty Finance Store Network

As of June 30, 2015, the number of Fincera’s commercial vehicle financing and service centers remained unchanged at 555 centers in 26 provinces, municipalities, and autonomous regions in China. The Company operates commercial vehicle financing and service centers in the Anhui, Beijing, Chongqing, Fujian, Gansu, Guangdong, Guangxi, Guizhou, Hebei, Henan, Hubei, Hunan, Inner Mongolia, Jiangsu, Jiangxi, Jilin, Liaoning, Ningxia, Shaanxi, Shandong, Shanghai, Shanxi, Sichuan, Tianjin, Yunnan, and Zhejiang areas of China. In recent months, the focus of these locations has shifted to promoting the Company’s Internet-based financing businesses. The Company expects these service centers to be crucial to the development of its Internet-based businesses as the majority of new user acquisitions are expected to originate from the rural areas where Fincera has its service centers.

Financial Review

2015 Second Quarter

Revenues

•	Total revenues for the second quarter ended June 30, 2015, were $76.5 million, compared to $253.2 million in the prior-year period.

Fincera Inc.	Page 3
September 30, 2015

(in thousands)	Three months ended June 30, 2015		Three months ended June 30, 2014
	Amount	% of Revenue	Amount	% of Revenue	YoY % Change
Commercial vehicles	$55,380	72.4%	$232,104	91.6%	(76.1)%
Finance	7,978	10.4%	14,594	5.8%	(45.3)%
Insurance and service	10,827	14.1%	5,549	2.2%	95.1%
Property lease and management	2,358	3.1%	950	0.4%	148.2%
Total revenues	$76,543	100.0%	$253,197	100.0%	(69.8)%

•	Commercial vehicle revenue decreased to $55.4 million, compared to $232.1 million in the prior-year period, primarily as a result of a decrease in new commercial vehicle leases initiated during the period. The revenue decrease was also impacted by a decrease in average price per vehicle, from $50,300 per vehicle in the 2014 second quarter to $45,100 per vehicle in the 2015 second quarter. The decrease in average price per vehicle is a result of a higher proportion of leases originated through the Company’s peer stores business, whose trucks typically are leased without a trailer as opposed to trucks leased directly through Fincera’s own store network, which are usually leased with a trailer.
•	Finance revenue decreased to $8.0 million, or 10.4% of total revenues, during the second quarter of 2015, from $14.6 million in the prior-year period, as a result of the decrease in the total outstanding number of commercial vehicle sales, servicing, leasing and support contracts in effect. This was partially offset by an increase in finance revenue from CeraVest as this business did not exist in the prior-year period.
•	Insurance and service revenue increased 95.1% to $10.8 million, from $5.5 million in the prior-year period, primarily as a result of an increase in CeraPay revenues, which was partially offset by a decrease in insurance commissions due to a decrease in the number of trucks leased directly from Fincera’s stores during the period as compared to those leased through peer stores for which it does not sell the truck insurance.
•	Property lease and management revenue from the Company’s office-leasing business totaled $2.4 million, compared to $950,000 in the prior-year period. This business commenced in April 2013.

Gross Profit/Margin

•	Gross profit was $21.4 million in the three months ended June 30, 2015, compared to $24.7 million in the prior-year period.
•	Gross margin increased to 28.0% for the three months ended June 30, 2015, from 9.7% in the prior-year period, primarily due to the higher number of leases outstanding and lower number of new leases initiated during the period, which resulted in a higher proportion of monthly amortized finance income. In addition, income from CeraVest and CeraPay and increased property lease and management revenue contributed to the increase in gross margin.

Net Income

•	Net income was $3.0 million, or $0.12 per diluted share based on 24.3 million diluted weighted average shares outstanding, in the three months ended June 30, 2015, compared to $4.4 million, or $0.18 per share based on 24.0 million diluted weighted average shares outstanding, in the three months ended June 30, 2014.

Adjusted EBITDA

•	Adjusted EBITDA, which is EBITDA excluding stock-based compensation and the previously mentioned one-time litigation expense, was $11.1 million for the quarter ended June 30, 2015, compared to $13.5 million in the prior-year quarter.

Six Months 2015

Revenues

•	Total revenues for the six months ended June 30, 2015, were $147.7 million, compared to $411.6 million in the prior-year period.

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September 30, 2015

(in thousands)	Six months ended June 30, 2015		Six months ended June 30, 2014
	Amount	% of Revenue	Amount	% of Revenue	YoY % Change
Commercial vehicles	$107,516	72.8%	$373,635	90.8%	(71.2)%
Finance	22,727	15.4%	26,662	6.5%	(14.8)%
Insurance and service	12,992	8.8%	9,939	2.4%	30.7%
Property lease and management	4,491	3.0%	1,402	0.3%	220.3%
Total revenues	$147,726	100.0%	$411,638	100.0%	(64.1)%

•	Commercial vehicle revenues decreased to $107.5 million from $373.6 million in the prior year, primarily as a result of the decrease in new leases initiated during the first half of 2015. Fincera’s commercial vehicle sales, servicing, leasing and support business recorded 2,407 new leases in the six months ended June 30, 2015, compared to 7,419 new leases in the six months ended June 30, 2014. A decrease in average price per vehicle, from $50,400 per vehicle in the first half of 2014 to $44,700 per vehicle in the first half of 2015, also contributed to the decrease in commercial vehicle revenues.
•	Finance revenues decreased to $22.7 million, or 15.4% of total revenues, during the six months ended June 30, 2015, compared to $26.7 million in the prior-year period, as a result of the decrease in the total outstanding number of commercial vehicle sales, servicing, leasing and support contracts in effect.
•	The Company’s insurance and service revenue increased 30.7% to $13.0 million during the first half of 2015 from $9.9 million in the first half of 2014.
•	Property lease and management revenue from the Company’s office-leasing business totaled $4.5 million during the period. This business did not exist during the prior-year period.

Gross Profit/Margin

•	Gross profit for the six months ended June 30, 2015, was $40.8 million, representing gross margin of 27.6%, an increase from gross margin of 10.8% in the first half of 2014, which is primarily due to reasons stated in the 2015 second quarter financial review.

Net Income

•	Net income for six months ended June 30, 2015, increased 215.4% to $5.7 million, or $0.23 per share based on 24.3 million diluted weighted average shares outstanding, from $1.8 million, or $0.08 per share based on 23.8 million diluted weighted average shares outstanding, in the prior-year period. The increase in net income was primarily due to a one-time $4.35 million litigation expense incurred to settle the SEC lawsuit in the 2014 first quarter.

Adjusted EBITDA

•	Adjusted EBITDA, which is EBITDA excluding stock-based compensation and the previously mentioned one-time litigation expense, for the six months ended June 30, 2015, was $21.1 million, compared to $22.2 million in the prior-year period.

See “Non-GAAP Financial Measures” below for a description of Adjusted EBITDA.

Balance Sheet Highlights

At June 30, 2015, Fincera’s cash and cash equivalents (not including restricted cash) were $43.7 million, working capital was $285.0 million, total debt was $285.1 million (including due to affiliates and accounts payable, related parties), and stockholders’ equity was $269.1 million, compared to $26.0 million, $141.5 million, $327.5 million, and $263.1 million, respectively, at December 31, 2014.

In June 2015, the Company securitized approximately $101.8 million of its legacy truck-leasing assets, which were sold to qualified investors. The bonds bear interest at rates from 6.8% to 7.9% per annum, have a maturity of approximately 2.5 years and bear credit ratings of AA to AAA. The bonds trade on the Shanghai Stock Exchange Integrated Electronic Platform for Fixed-income Securities.

About Fincera Inc.

Founded in 2005, Fincera Inc. (OTCQB: AUTCF) provides innovative web-based financing and ecommerce services for China’s transportation and automobile industries. The Company also operates over 550 finance and service centers in 26 provinces, municipalities, and autonomous regions across China. Fincera’s current service offerings include a B2B payment network and a web-based small business lending platform. The Company’s website is http://www.fincera.net. Fincera trades on the OTCQB venture stage marketplace for early stage and developing U.S. and international companies. OTCQB companies are current in their reporting and undergo an annual verification and management certification process.

Fincera Inc.	Page 5
September 30, 2015

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Changing principles of generally accepted accounting principles;
•	Continued compliance with government regulations;
•	Legislation or regulatory environments, requirements or changes adversely affecting the transportation or financial services industry in China;
•	Fluctuations in consumer demand in the transportation industry;
•	Management of rapid growth;
•	General economic conditions;
•	Changes in government policy;
•	China’s overall economic conditions and local market economic conditions;
•	The Company’s ability to expand through strategic acquisitions;
•	The Company’s business strategy and plans, including whether its new financial services products are accepted by consumers;
•	The results of future financing efforts; and
•	Geopolitical events.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

CONTACT	Investor Relations
At the Company	The Equity Group Inc.
Jason Wang	Carolyne Y. Sohn
Chief Financial Officer	Senior Associate
(858) 997-0680 / jcwang@fincera.net	(415) 568-2255 / csohn@equityny.com

Adam Prior
Senior Vice President
(212) 836-9606 / aprior@equityny.com

Fincera Inc.	Page 6
September 30, 2015

FINCERA INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

(in thousands except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Revenues
Commercial vehicles	$55,380	$232,104	$107,516	$373,635
Finance	7,978	14,594	22,727	26,662
Insurance and service	10,827	5,549	12,992	9,939
Property lease and management	2,358	950	4,491	1,402
Total revenues	76,543	253,197	147,726	411,638

Cost of sales
Commercial vehicles	2,731	16,801	4,038	18,086
Commercial vehicles, related parties	51,617	210,493	101,479	346,636
Insurance and service	192	631	297	1,269
Property lease and management	556	613	1,126	1,245
Total cost of sales	55,096	228,538	106,940	367,236

Gross profit	21,447	24,659	40,786	44,402

Operating (income) expenses
Selling and marketing	2,853	2,982	5,455	5,427
General and administrative	13,230	12,592	24,515	24,606
Litigation expense	—	—	—	4,350
Interest expense	4,540	3,102	7,958	5,796
Interest expense, related parties	1,236	2,814	2,946	4,649
Other income, net	(4,852)	(2,958)	(8,286)	(4,947)
Total operating expenses	17,007	18,532	32,588	39,881

Income from operations	4,440	6,127	8,198	4,521

Other income
Interest income	25	39	42	72
Other income	25	39	42	72

Income before income taxes	4,465	6,166	8,240	4,593

Income tax provision	1,455	1,767	2,562	2,793

Net income	3,010	4,399	5,678	1,800

Foreign currency translation adjustment	1,265	(117)	260	(2,670)

Comprehensive income (loss)	$4,275	$4,282	$5,938	$(870)

Earnings per share
Basic	$0.13	$0.19	$0.24	$0.08
Diluted	$0.12	$0.18	$0.23	$0.08

Weighted average shares outstanding
Basic	23,549,644	23,549,503	23,549,644	23,548,571
Diluted	24,258,035	23,984,487	24,262,250	23,819,428

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September 30, 2015

FINCERA INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands except share and per share data)

	June 30,	December 31,
	2015	2014
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$43,706	$26,027
Restricted cash	166	988
Accounts receivable, net of provision for doubtful debts of $33,760 and $29,074 as of June 30, 2015 and December 31, 2014, respectively	46,465	28,915
Inventories	6,384	4,746
Deposits for inventories, related parties	14,020	—
Prepaid expenses and other current assets	10,735	5,520
Prepaid expenses, related parties	947	50
Loans receivable, net	121,187	19,105
Other financing receivables, net	115,096	29,401
Other financing receivables, net, related party	—	782
Short-term net investment in sales-type leases	33,936	56,975
Current maturities of long-term net investment in direct financing and sales-type leases, net of provision for doubtful accounts of $3 and $22 as of June 30, 2015 and December 31, 2014,respectively	173,315	285,983
Deferred income tax assets	10,243	8,751
Total current assets	576,200	467,243

Noncurrent assets
Property, equipment and leasehold improvements, net	78,698	80,152
Deferred income tax assets	6,610	6,080
Long-term net investment in direct financing and sales-type leases, net of current maturities	18,920	59,170

Total assets	$680,428	$612,645

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term borrowings (including short-term borrowings of the consolidated variable interest entities (“VIEs”) without recourse to Fincera of $81,785 and $138,912 as of June 30, 2015 and December 31, 2014, respectively)	$98,142	$155,342
Note financing payables (including note financing payable of the consolidated variable interest entities (“VIEs”) without recourse to Fincera of nil and nil as of June 30, 2015 and December 31, 2014, respectively)	79,374	—
Long-term borrowings, current portion (including long-term borrowings, current portion of the consolidated VIEs without recourse to Fincera of nil and nil as of June 30, 2015 and December 31, 2014, respectively)	3,271	2,451
Long-term payables, current portion (including long-term payables, current portion of the consolidated VIEs without recourse to Fincera of nil and nil as of June 30, 2015 and December 31, 2014, respectively)	161	899
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Fincera of $798 and $384 as of June 30, 2015 and December 31, 2014, respectively)	11,969	5,692
Accounts payable, related parties (including accounts payable, related parties of the consolidated VIEs without recourse to Fincera of $45,330 and $106,525 as of June 30, 2015 and December 31, 2014, respectively)	45,330	108,211
Other payables and accrued liabilities (including other payables and accrued liabilities of the consolidated VIEs without recourse to Fincera of $14,191 and $13,206 as of June 30, 2015 and December 31, 2014, respectively)	31,438	20,121
Due to affiliates (including due to affiliates of the consolidated VIEs without recourse to Fincera of $1,068 and $1,002 as of June 30, 2015 and December 31, 2014, respectively)	10,241	25,644
Customer deposits (including customer deposits of the consolidated VIEs without recourse to Fincera of $2,585 and $460 as of June 30, 2015 and December 31, 2014, respectively)	7,844	4,912

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September 30, 2015

FINCERA INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS - Continued

(in thousands except share and per share data)

	June 30,	December 31,
	2015	2014
	(unaudited)

Income tax payable (including income tax payable of the consolidated VIEs without recourse to Fincera of $1,326 and $1,508 as of June 30, 2015 and December 31, 2014, respectively)	3,442	2,511

Total current liabilities	291,212	325,783

Noncurrent liabilities
Long-term borrowings (including long-term borrowings of the consolidated VIEs without recourse to Fincera of nil and nil as of June 30, 2015 and December 31, 2014, respectively)	13,086	14,708
Long-term bonds payable (including long-term borrowings of the consolidated VIEs without recourse to Fincera of nil and nil as of June 30, 2015 and December 31, 2014, respectively)	101,837	—
Long-term payables (including long-term payables of the consolidated VIEs without recourse to Fincera of $5,197 and $9,102 as of June 30, 2015 and December 31, 2014, respectively)	5,197	9,102

Total liabilities	411,332	349,593

Commitments and Contingencies	—	—

Stockholders’ equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued - none	—	—
Ordinary shares - $0.001 par value authorized – 1,000,000,000 shares; issued and outstanding – 23,549,644 shares at June 30, 2015 issued and outstanding – 23,549,644 shares at December 31, 2014	24	24
Additional paid-in capital	328,990	328,884
Statutory reserves	26,222	26,222
Accumulated losses	(117,040)	(122,718)
Accumulated other comprehensive income	30,900	30,640
Total stockholders’ equity	269,096	263,052

Total liabilities and stockholders’ equity	$680,428	$612,645

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FINCERA INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands)

	Six Months Ended June 30,
	2015	2014

Net cash (used in) operating activities	$(24,472)	$(70,542)

Cash flow from investing activities:
Purchase of property, equipment and leasehold improvements	(1,715)	(4,897)

Net cash (used in) investing activities	(1,715)	(4,897)

Cash flow from financing activities:
Proceeds from borrowings and note financing payable	291,471	103,645
Repayments of borrowings and note financing payable	(169,469)	(57,017)
Proceeds from affiliates	40,348	9,937
Repayment to affiliates	(55,751)	(33,700)
Increase in accounts payable, related parties	104,425	346,636
Repayment to accounts payable, related parties	(167,239)	(281,595)

Net cash provided by financing activities	43,785	87,906

Net cash provided by operating, investing and financing activities	17,598	12,467

Effect of foreign currency translation on cash and cash equivalents	81	(687)

Net increase in cash and cash equivalents	17,679	11,780

Cash and cash equivalents, beginning of the period	26,027	31,370

Cash and cash equivalents, end of the period	$43,706	$43,150

Supplemental disclosure of cash flow information:
Interest paid	$11,751	$7,695
Income taxes paid	$3,755	$5,044

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September 30, 2015

Non-GAAP Financial Measures ($ in thousands)

A reconciliation of Adjusted EBITDA to net income is provided below:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014

Net income attributable to shareholders	$3,010	$4,399	$5,678	$1,800

Interest expenses	5,776	5,916	10,904	10,445

Interest income	(25)	(39)	(42)	(72)

Income tax provision	1,455	1,767	2,562	2,793

Stock-based compensation	-	434	106	871

Depreciation & Amortization	919	978	1,877	1,966

Litigation expense	-	-	-	4,350

Adjusted EBITDA	$11,135	$13,455	$21,085	$22,153

USE OF NON-GAAP MEASURES

Fincera defines Adjusted EBITDA as net income before interest expense (income), income taxes, depreciation and amortization, as well as the exclusion of stock-based compensation and one-time litigation expenses. Adjusted EBITDA excludes certain financial information that would be included in net income (loss), the most directly comparable GAAP financial measure. Users of this financial information should consider the type of material events and transactions that are excluded from Adjusted EBITDA, and the material limitations associated therewith. For example, Adjusted EBITDA does not include net interest expense, but because Fincera has borrowed money to finance its operations, interest expense is a necessary and ongoing part of its costs and has assisted Fincera in generating revenue; Adjusted EBITDA does not include taxes, although payment of taxes is a necessary and ongoing part of Fincera’s operations; and Adjusted EBITDA does not include depreciation and amortization expense, but because Fincera uses capital assets to generate revenue, depreciation and amortization expense is a necessary element of its cost structure. Therefore, Adjusted EBITDA should not be considered an alternative to, or more meaningful than, net income, as determined in accordance with GAAP.

Fincera believes that the presentation of these non-GAAP financial measures is warranted and useful to its shareholders because it provides an additional analytical tool for understanding the Company’s financial performance by excluding certain items that may obscure trends in the core operating performance of the Company’s business. Using Adjusted EBITDA also facilitates management's internal comparisons to Fincera's historical performance and liquidity. Fincera computes Adjusted EBITDA using the same consistent method from quarter to quarter. The table above has more details on the reconciliations between GAAP financial measures that are most directly comparable to Non-GAAP financial measures.